UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inari Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45332Y109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON CVF, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,591,665
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 2,591,665
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,665
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 45332Y109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Inari Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6001 Oak Canyon, Suite 100, Irvine, California 92618

Item 2(a).	Name of Person Filing:

CVF, LLC (“CVF”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

45332Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See row 9 of the cover page.

(b) Percent of class: See row 11 of the cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:See row 5 of the cover page.

(ii) Shared power to vote or direct the vote:See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:See row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of:See row 8 of the cover page.

CUSIP No. 45332Y109	13G	Page 4 of 5 Pages

Percent of class is based on (i) the number of shares held by CVF as of December 31, 2021 and (ii) the number of shares of common stock outstanding as of November 5, 2021 (50,204,758 shares) as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2022	CVF, LLC

	By:	/s/Richard H. Robb
	Name:	Richard H. Robb
	Title:	Manager